FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 000-27546

ALLIANCE ATLANTIS COMMUNICATIONS INC.

(Translation of registrant’s name into English)

121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐   Form 40-F  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

EXHIBIT INDEX

EXHIBIT 99.1	Report to Shareholder

EXHIBIT 99.2	Q1 Interim Financial Statements

EXHIBIT 99.3	Q1 Interim MD & A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2006

ALLIANCE ATLANTIS COMMUNICATIONS INC.

By:	/s/ “Andrea Wood”
Name: Andrea Wood
Title: Executive Vice President, General
Counsel and Corporate Secretary